August 10, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CENAQ Energy Corp. Registration Statement on Form S-1, as amended
File No. 333-253695

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of CENAQ Energy Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 12, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 700 copies of the Preliminary Prospectus dated August 6, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Imperial Capital, LLC,

as Representatives of the Several Underwriters

By:	/s/ Chris Shepard
Name:	Chris Shepard
Title:	Executive Vice President